Exhibit 12.1

Freescale Semiconductor, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(in millions)

	Year Ended December 31, 2011(3)	Year Ended December 31, 2010(3)	Year Ended December 31, 2009	Year Ended December 31, 2008(3)	Year Ended December 31, 2007(3)
Earnings:
Earnings (loss) before income taxes(1)	$(381)	$(1,075)	$507	$(8,477)	$(2,499)
Less: Capitalized interest	—	—	—	—	—
Add: Fixed charges (per below)	581	601	582	744	846

Total earnings (loss)(2)	$200	$(474)	$1,089	$(7,733)	$(1,653)

Fixed charges:
Interest expense	$572	$591	$571	$738	$834
Rent expense interest factor	9	10	11	6	12

Total fixed charges	$581	$601	$582	$744	$846

Ratio of earnings to fixed charges	—	—	1.9	—	—

(1)	After adjustments required by Item 503(d) of SEC Regulation S-K, earnings or loss of equity investees.
(2)	As defined in Item 503(d) of SEC Regulation S-K.
(3)	Earnings were inadequate to cover fixed charges for the year ended December 31, 2011, 2010, 2008 and 2007 by $0.4 billion, $1.1 billion, $8.5 billion and $2.5 billion, respectively.